Securities and Exchange Commission
Mail Stop 3720
CF/AD11
100 F St. NE
Washington, DC 20549-3561

April 17, 2007

Mr. Michael D. Lister
President and Chief Executive Officer
Jackson Hewitt Tax Service, Inc.
3 Sylvan Way
Parsippany, New Jersey, 07054

   Re: **Jackson Hewitt Tax Service, Inc.**
     Form 10-K for Fiscal Year Ended April 30, 2006
     Filed July 14, 2006

     Forms 10-Q for Fiscal Quarter Ended January 31, 2007
     File No. 1-32215

Dear Mr. Lister:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          Larry Spirgel
          Assistant Director